Exhibit 10.11

October 2, 2012

Peter L. Childs

Dear Peter:

Cvent, Inc. (the “Company”) takes great pleasure in offering you employment with our Company as Chief Financial Officer. You will report to me, the Chief Executive Officer. Your start date will be November 5, 2012.

The terms and conditions set forth below supersede and cancel all prior oral or written negotiations, agreements, and commitments that may exist. This offer is contingent upon me obtaining a favorable reference on you from the current CFO at Towers Watson.

Salary and Bonus

Your initial base compensation rate will be $13,333.33, per semi-monthly pay period, which is the equivalent to a rate of $320,000 annually, and is subject to all federal, state, and local taxes as well as other applicable deductions and withholdings. You are eligible for a raise at January 1, 2014. Historically, the company has given Senior Management a 5% raise, but this number can be higher or lower than this based on individual and company performance.

In addition to your base pay, you will also be eligible for a bonus of $83,500 at the end of the 2013 calendar year, based on individual and company performance. All bonus payments are subject to you still being employed by the company at the time of payment.

Incentive Stock Option Grant and Vesting

Subject to approval by the Board of Directors, you will receive an incentive stock option to purchase 650,000 shares of Cvent, Inc. common stock (“Common Stock”) at an exercise price per share equal to fair market value on the date of issue. Your Common Stock is subject to dilution through additional grants of Common Stock to future investors and employees. Your Common Stock shall vest over 4 years, with 75% of the shares under option vesting 36 months after your start date and the remaining 25% will then vest at the end of the 48th month of full-time employment. Your Common Stock will be subject to certain restrictions pursuant to a Stock Incentive Plan and Incentive Stock Option Agreement to be entered into between you and the Company. All grants of Common Stock in connection with this incentive stock option are contingent upon execution by you of the applicable agreements.

Acquisition

In the event of an acquisition in which the majority interest in the Company is bought by new shareholders (does not include current shareholders) and within 6 months of such an occurrence, you are terminated, then 100% of your existing stock options will immediately vest. In the event of a termination as outlined above, you will receive the higher of $387,500 or the value of your fully vested stock option grants. As used in this agreement, a termination event shall also mean and include any one or more of the following:

a)	Material change in your function, duties or responsibilities, which change would cause your position to become one of materially less responsibility, importance, or scope from the position and attributes of the Chief Financial Officer position of the Company (recognizing that post-acquisition, the Company would be a subsidiary of another entity and the Chief Financial Officer position for the Company would have lost certain responsibilities that automatically occur in an acquisition),

b)	Liquidation or dissolution of the Company other than liquidations or dissolutions that are caused by reorganizations that do not affect your status,

c)	The failure to provide or continue to provide base salary, cash bonus and fringe benefits that are materially consistent with those in existence to you and to other employees or executives of the Company.

Termination

If the Company terminates you (unless termination in due to cause beyond a reasonable doubt “Cause”), the vesting schedule associated with the incentive stock options will change from that described in the “Incentive Stock Option Grant and Vesting” section above to be 50% of the shares under option vesting 24 months after your state date, an additional 25% of the shares after 36 months and a final 25% of the shares after 48 months. To better illustrate by example, if you were to be terminated (with Cause or without Cause) after 15 months of service, no shares would have vested because it is still less than 24 months after your start date. If you were to be terminated (without Cause) after 25 months, 50% of the shares would have vested and would accrue to you because it is greater than 24 months after your start date and you were terminated without Cause. This particular provision only applies for three years and 1 day after your start date.

Vacation and Other Benefits

In addition to the Company’s eight (8) paid holidays, you will be eligible for four (4) weeks accrued paid time off (PTO) (this is vacation and sick leave combined). You are also eligible for medical, dental, and vision insurance coverage, life insurance, long-term disability insurance, and 401k participation. We pay for parking, but if you choose to metro to the office, we will reimburse you the equivalent money that we pay for outdoor parking.

Miscellaneous

You will be required to execute the Company’s Non-Disclosure, Invention, Non-Competition and Non- Solicitation Agreement as well as complete a satisfactory criminal and credit background check as a condition of employment.

You agree to provide the Company within three (3) days of your hire date, documentation of your eligibility to work in the United States, as required by the Immigration Reform and Control Act of 1986.

This letter is not to be construed as an agreement, either expressed or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at will, allowing either you or the Company to terminate your employment at any time, for any reason. Additionally, you acknowledge that no employee other than the Company CEO has the authority to enter into an agreement for employment for a specified time, or to make an agreement contrary to the foregoing terms of employment.

This Agreement shall be construed, interpreted and enforced in accordance with the laws of the Commonwealth of Virginia.

This offer will expire on Friday October 5, 2012 at 10:00 AM. To accept this offer, simply execute the letter by signing below and return the entire document to Camryn Orth in the Human Resources Department. We believe you will be a tremendous asset to our growing company. Please do not hesitate to call if you have any questions.

Sincerely yours,

Cvent, Inc.

/s/ Reggie Aggarwal	10/5/2012
Reggie Aggarwal
Chief Executive Officer

The foregoing correctly sets forth the terms of my employment with Cvent, Inc. I am not relying on any representations other than as set forth above. I agree and accept the above offer from Cvent, Inc.

Name:	/s/ Peter L. Childs	Date:	10/5/12
Peter L. Childs

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